June 20, 2006

Mr. Michael A. Pugh
Chief Financial Officer, Mitcham Industries, Inc.
8141 SH 75 South
P.O. Box 1175
Huntsville, TX 77342

Re: Mitcham Industries, Inc.
Form 10-K for the fiscal year ended January 31, 2005
Form 10-K for the fiscal year ended January 31, 2006
        File No. 0-25142

Dear Mr. Pugh:

        We have completed our review of your Form 10-K and related
filings and have no further comments at this time.

        If you have any questions regarding these comments, please
direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732,
Jeanne Baker, Assistant Chief Accountant, at (202)551-3691 or to
the
undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

        DIVISION OF
CORPORATION FINANCE